Exhibit 99.1

1397468 B.C. LTD.

FINANCIAL STATEMENTS

For the period from incorporation on January 23, 2023 to June 30, 2023

(Expressed in US Dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of 1397468 B.C. Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of 1397468 B.C. Ltd. (the Company) as of June 30, 2023 and the related statements of comprehensive income and changes in equity for the period from incorporation on January 23, 2023 to June 30, 2023, including the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and its financial performance and its cash flows for the period from incorporation on January 23, 2023 to June 30, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

September 28, 2023

We have served as the Company’s auditor since 2023.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

1397468 B.C. LTD.

STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

June 30, 2023
Assets	-
Liabilities and Shareholder’s Equity	-

Subsequent Event (note 5)

Approved for issuance on September 28, 2023

On behalf of the Board of Directors:

“Fabiana Chubbs”

Director

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1397468 B.C. LTD.

STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of US dollars)

Period from Incorporation on January 23, 2023, to June 30, 2023
Revenues	-
Expenses	-

Net income before income tax	-
Income tax expense	-

Net income	-

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1397468 B.C. LTD.

STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of US dollars)

Period from incorporation on January 23, 2023, to June 30, 2023
Retained earnings, Beginning of period	-

Retained earnings, End of period	-

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1397468 B.C. LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCORPORATION ON JANUARY 23, 2023 TO JUNE 30, 2023

(Expressed in thousands of US dollars)

1.	BACKGROUND AND BASIS OF PRESENTATION

1397468 B.C. Ltd. (“New LAC”) was incorporated by Lithium Americas Corp (“Lithium Americas” or “LAC”) under the laws of British Columbia on January 23, 2023, as part of a reorganization of Lithium Americas which will result in the separation of Lithium Americas’ North American and Argentina business units into two independent public companies (the “Separation”) that include: (i) an Argentina focused lithium company owning Lithium Americas’ current interest in its Argentine lithium assets, including the Cauchari-Olaroz project, and (ii) a North America focused lithium company owning the Thacker Pass project and Lithium Americas’ North American investments, which will be re-named “Lithium Americas Corp.” upon completion of the Separation.

The Separation is to be implemented by way of a plan of arrangement under the laws of British Columbia pursuant to an arrangement agreement between Lithium Americas and New LAC (the “Arrangement”) which was approved under a final order obtained from the Supreme Court of British Columbia on August 4, 2023. Under the Arrangement, Lithium Americas will, among other things, contribute its interest in the Thacker Pass project, Lithium Americas’ North American investments in the shares of certain companies, certain intellectual property rights, its receivable or loan to LAC North Americas, and certain amount of cash to New LAC and New LAC will distribute its common shares to shareholders of Lithium Americas in a series of share exchanges.

The Separation will be pro rata to the shareholders of Lithium Americas, so that such holders will maintain the same proportionate interest in Lithium Americas and in New LAC both immediately before and immediately after the Separation.

Upon consummation of the Separation and successful listing of the common shares of New LAC on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”), New LAC and Lithium Americas will be independent publicly traded companies. Listing will be subject to New LAC meeting the usual listing requirements of the TSX and NYSE, receiving approval of the TSX and NYSE and meeting all conditions of listing imposed by the TSX and NYSE.

2.	BASIS OF PRESENTATION

These financial statements are prepared based on International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

3.	SIGNIFICANT ACCOUNTING POLICIES

Functional and Presentation Currency

These financial statements are presented in US dollars. The functional currency of New LAC is the US dollar.

Financial Instruments

Financial assets and liabilities are recognized when New LAC becomes a party to the contractual provisions of the instrument.

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1397468 B.C. LTD.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCORPORATION ON JANUARY 23, 2023 TO JUNE 30, 2023

(Expressed in thousands of US dollars)

4.	SHARE CAPITAL

Upon New LAC’s incorporation on January 23, 2023, New LAC’s authorized share capital is comprised of an unlimited number of Common Shares without par value and an unlimited number of preference shares without par value (“Preference Shares”). There are no shares of any class issued or outstanding as of June 30, 2023

As part of the Arrangement, among other things: (i) each LAC shareholder will exchange their LAC common shares for LAC class A common shares and LAC preference shares; (ii) each LAC shareholder will then transfer its LAC preference shares to New LAC in exchange for Common Shares; (iii) 1,000,000 Preference Shares will be issued to LAC in exchange for the North American business assets contributed; (vi) all Preference Shares issued to LAC will be redeemed by New LAC in consideration for an aggregate redemption amount, after which all such Preference Shares will be cancelled; and (iii) the notice of articles and articles of New LAC (“Articles”) will be amended to, among other things, eliminate the Preference Shares from the authorized share capital of New LAC such that, following such amendment, New LAC will be authorized to issue only an unlimited number of Common Shares.

5.	SUBSEQUENT EVENT

At the Annual and Special Meeting of Shareholders of LAC held on July 31, 2023, the shareholders of LAC voted in favour of the Separation providing for the reorganization of LAC. Completion of the Separation is subject to customary conditions and approvals, including without limitation, having a registration statement to register New LAC common shares under the U.S. Securities and Exchange Act of 1934 become effective, and the receipt of final approvals by the Supreme Court of British Columbia, the Toronto Stock Exchange and the New York stock exchange.

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